UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2024

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

(Address of Principal Executive Offices) (Zip Code)

(615) 732-6400

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock, $1.00 par value per share	CSTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on October 26, 2023, CapStar Financial Holdings, Inc., a Tennessee corporation (“CapStar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Old National Bancorp, an Indiana corporation (“Old National”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, CapStar will merge with and into Old National (the “Merger”), with Old National as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, or at such later time as Old National may determine, CapStar’s wholly-owned subsidiary, CapStar Bank, a state bank chartered under the laws of the State of Tennessee, will merge with and into Old National’s wholly-owned subsidiary, Old National Bank, a national banking association (the “Bank Merger”), with Old National Bank as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the board of directors of each of CapStar and Old National.

In connection with the Merger Agreement, Old National filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2024 (as amended on Form S-4/A on January 23, 2024, the “Registration Statement”), which contained a preliminary prospectus of Old National and a preliminary proxy statement of CapStar, and filed a definitive prospectus with the SEC on January 25, 2024 (the “Definitive Prospectus”). In addition, CapStar filed a definitive proxy statement with the SEC on January 25, 2024 (the “Definitive Proxy Statement”).

Litigation Relating to the Merger

Following the announcement of the Merger Agreement, as of February 15, 2024, one lawsuit challenging the Merger has been filed (the “Lawsuit”). The Lawsuit is captioned Stephen Bushansky v. CapStar Financial Holdings, Inc. et al. (Case No. 24-0025-I ) and was filed in the Chancery Court for the State of Tennessee in the 20th Judicial District at Nashville. The Lawsuit alleges, among other things, that CapStar and its directors failed to disclose material facts in relation to the Merger in violation of Tennessee law, CapStar’s directors breached their fiduciary duties under Tennessee law and Old National aided and abetted in the breach of those duties. The Lawsuit seeks, among other things, an injunction preventing the consummation of the Merger. In addition, CapStar has received demand letters from counsel representing individual shareholders of CapStar (the “Demand Letters” and together with the Lawsuit, the “Matters”). The Demand Letters generally allege that the Registration Statement and/or the Definitive Proxy Statement omits certain information in relation to the Merger.

CapStar and Old National believe that the claims asserted in the Matters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, CapStar is supplementing the Definitive Proxy Statement as described in this Current Report on Form 8-K. CapStar, Old National and the other named defendants deny that they have violated any laws or breached any duties to CapStar’s shareholders. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein, taken individually or in the aggregate. To the contrary, CapStar and Old National specifically deny all allegations in the Matters that any additional disclosure was or is required.

Supplemental Disclosures

The supplemental disclosures set forth below should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosures are to pages in the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement. For clarity, new text within restated paragraphs and tables from the Definitive Proxy Statement is bold and underlined, while deleted text is bold and stricken-through.

The sub-section of the Definitive Proxy Statement entitled “Opinion of CapStar’s Financial Advisor” is hereby amended and supplemented as follows:

The following language and table are added above the table at the bottom of page 39:

Morgan Stanley used the following publicly available multiples for the selected companies:

Sorted by Asset Size	Market Data
Name	Price / TBV (x)	Price / 2024E (x)
CapStar	1.0	11.0
Seacoast Banking Corporation of Florida	1.4	11.7
FB Financial Corporation	1.2	10.2
First Bancorp (Southern Pines, North Carolina)	1.4	9.9
Amerant Bancorp Inc.	0.8	8.4
The First Bancshares, Inc. (Hattiesburg, Mississippi)	1.4	8.0
SmartFinancial, Inc.	1.0	10.0
HomeTrust Bancshares, Inc.	0.8	7.0
Capital City Bank Group, Inc.	1.4	8.3
Carter Bankshares, Inc.	0.7	5.1
Southern First Bancshares, Inc.	0.7	13.6
First Community Bankshares, Inc. (Bluefield, Virginia)	1.6	12.5

The language under the heading “CapStar Dividend Discount Analysis” on page 40 is hereby amended and supplemented as follows:

Using the CapStar Street Forecasts for 2023, 2024 and 2025 and assuming, at the direction of CapStar management, 3.0% annual growth thereafter and that CapStar would make distributions of capital in excess of the amount necessary to achieve a 12.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for CapStar on a standalone basis (the “CapStar Dividend Discount Analysis”). For purposes of the CapStar Dividend Discount Analysis, aggregate dividend distributions by CapStar on shares of CapStar common stock were estimated, based on the foregoing, to be $11 million as of June 30, 2023, $16 million as of December 31, 2023, $15 million as of December 31, 2024, $9 million as of December 31, 2025, $19 million as of December 31, 2026, $20 million as of December 31, 2027 and $20 million as of December 31, 2028. Morgan Stanley calculated a range of implied values per share of CapStar common stock based on the sum of the discounted present values of (a) projected dividends on shares of CapStar common stock as of June 30, 2023 through December 31, 2028 and (b) a projected terminal value of CapStar common stock as of December 31, 2028.

Morgan Stanley based its analysis on a range of terminal forward multiples of 9.0x to 11.0x to the terminal year 2029 estimated forward earnings and 10.5% to 12.5% discount rates, using the capital asset pricing model. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of CapStar common stock ranging from $12.05 to $14.90 using the CapStar Street Forecasts.

With respect to the CapStar Dividend Discount Analysis, Morgan Stanley selected the range of discount rates of 10.5% to 12.5% upon the application of Morgan Stanley’s professional judgment and experience to reflect CapStar’s estimated cost of equity using a capital asset pricing model (a “CAPM”).

For purposes of deriving the terminal value of CapStar with respect to the CapStar Dividend Discount Analysis, Morgan Stanley selected a range of terminal forward multiples of 9.0x to 11.0x upon the application of Morgan Stanley’s professional judgment and experience, taking into account, among other factors, certain publicly available EPS multiples for the selected companies noted under the section entitled “—CapStar Public Trading Comparables Analysis” above.

The following language and table are added above the first table at the top of page 43:

Morgan Stanley used the following publicly available multiples for the selected companies:

Sorted by Asset Size	Market Data
Name	Price / TBV (x)	Price / 2024E (x)
Old National	1.3	7.3
Comerica Incorporated	1.1	6.7
Zions Bancorporation	1.2	7.1
First Horizon Corporation	0.9	7.8
Webster Financial Corporation	1.3	6.2
Western Alliance Bancorporation	1.0	5.1
Valley National Bancorp	0.9	6.9
Synovus Financial Corp.	1.0	6.6
Wintrust Financial Corporation	1.1	7.6
Columbia Banking System, Inc.	1.2	5.9
BOK Financial Corporation	1.3	8.6
Cadence Bancorp, LLC	1.4	8.6
F.N.B. Corporation	1.2	7.3
UMB Financial Corporation	1.2	8.7
Associated Banc-Corp	0.8	7.8
Hancock Whitney Corporation	1.1	7.2

The language under the heading “Old National Dividend Discount Analysis” on pages 43-44 is hereby amended and supplemented as follows:

Using the Old National Street Forecasts for 2023, 2024 and 2025 and assuming, at the direction of CapStar management, 3.0% annual growth thereafter and that Old National would make distributions of capital in excess of the amount necessary to achieve a 10.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for Old National on a standalone basis (the “Old National Dividend Discount Analysis”). For purposes of the Old National Dividend Discount Analysis, aggregate dividend distributions by Old National on shares of Old National common stock were estimated, based on the foregoing, to be $51 million as of June 30, 2023, $273 million as of December 31, 2023, $326 million as of December 31, 2024, $520 million as of December 31, 2025, $450 million as of December 31, 2026, $464 million as of December 31, 2027 and $478 million as of December 31, 2028. Morgan Stanley calculated a range of implied values per share of Old National common stock based on the sum of the discounted present values of (a) projected dividends on shares of Old National common stock as of June 30, 2023 through December 31, 2028 and (b) a projected terminal value of Old National common stock as of December 31, 2028.

Morgan Stanley based its analysis on a range of terminal forward multiples of 7.5x to 9.5x to the terminal year 2029 estimated forward earnings and 10.9% to 12.9% discount rates, using the capital asset pricing model. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of Old National common stock ranging from $15.14 to $18.79 using the Old National Street Forecasts.

With respect to the Old National Dividend Discount Analysis, Morgan Stanley selected the range of discount rates of 10.9% to 12.9% upon the application of Morgan Stanley’s professional judgment and experience to reflect Old National’s estimated cost of equity using a CAPM.

For purposes of deriving the terminal value of Old National with respect to the Old National Dividend Discount Analysis, Morgan Stanley selected a range of terminal forward multiples of 7.5x to 9.5x upon the application of Morgan Stanley’s professional judgment and experience, taking into account, among other factors, certain publicly available EPS multiples for the selected companies noted under the section entitled “—Old National Public Trading Comparables Analysis” above.

The section of the Definitive Proxy Statement entitled “The Merger” is hereby amended and supplemented as follows:

The following language is added below the last paragraph on page 52 as a new sub-section entitled “Certain Prospective Financial Information”:

Certain Prospective Financial Information

As discussed in the section entitled “—Opinion of CapStar’s Financial Advisor” above, CapStar directed Morgan Stanley to use the CapStar Street Forecasts and the Old National Street Forecasts (collectively, the “Street Forecasts”) for purposes of its opinion.

The CapStar Street Forecasts included forecasted (i) net income of $29 million, $28 million and $29 million, (ii) earnings per share of $1.40, $1.36 and $1.41 and (iii) risk weighted assets of $2.8 billion, $3.0 billion and $3.1 billion, respectively, for 2023, 2024 and 2025 for CapStar.

The Old National Street Forecasts included forecasted (i) net income of $594 million, $552 million and $554 million, (ii) earnings per share of $2.03, $1.84 and $1.86 and (iii) risk weighted assets of $37.6 billion, $39.9 billion and $40.2 billion, respectively, for 2023, 2024 and 2025 for Old National.

The inclusion of the Street Forecasts does not take into account any circumstances or events occurring after the date they were prepared and should not be regarded as an indication that any of CapStar, Old National, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, the Street Forecasts to be necessarily predictive of actual future performance or events, that such forecasts will be achieved (particularly in light of the inherent risks and uncertainties associated with such forecasts) or that they should be construed as financial guidance, and they should not be relied on as such.

Additional Information About the Merger and Where to Find It

In connection with the Merger, Old National filed the Registration Statement and the Definitive Prospectus with the SEC, and CapStar filed the Definitive Proxy Statement with the SEC. On or about January 25, 2024, CapStar commenced mailing the Definitive Proxy Statement and a proxy card to each CapStar shareholder entitled to vote at the special meeting relating to the Merger. This communication is not a substitute for the Registration Statement, the Definitive Prospectus, the Definitive Proxy Statement or any other documents CapStar and/or Old National has filed or may file with the SEC in connection with the Merger. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROSPECTUS, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT, THE DEFINITIVE PROSPECTUS OR THE DEFINITIVE PROXY STATEMENT, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) CapStar on its website at https://ir.capstarbank.com/financial-information/sec-filings and (ii) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx.

Participants in the Solicitation

CapStar, Old National and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the Merger. Information about the directors and officers of CapStar, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) the Definitive Proxy Statement, as filed with the SEC on January 25, 2024 (which is available at https://www.sec.gov/Archives/edgar/data/1676479/000110465924006495/tm243906-1_defm14a.htm), including under the heading “Interests of CapStar’s Directors and Executive Officers in the Merger”; (ii) CapStar’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023 (which is available at https://www.sec.gov/Archives/edgar/data/1676479/000095017023007125/cstr-20230310.htm), including under the headings “Proposal 1 – Election of Directors,” “Corporate Governance,” “Executive Officers,” “Certain Relationships and Related Transactions,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Executive Compensation”; (iii) CapStar’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 3, 2023 (which is available at https://www.sec.gov/Archives/edgar/data/1676479/000095017023006036/cstr-20221231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”; and (iv) to the extent holdings of CapStar’s securities by its directors or executive officers have changed since the amounts set forth in CapStar’s proxy statement for its 2023 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001676479&entityName=CapStar%2520Financial%2520Holdings%252C%2520Inc.%2520(CSTR)%2520(CIK%25200001676479)). Information about the directors and officers of Old National, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023 (which is available at https://www.sec.gov/Archives/edgar/data/707179/000155837023005043/onb-20230510xdef14a.htm), including under the headings “Corporate Governance at Old National,” “Item 1 – Election of Directors,” “Director Compensation,” “Information Regarding Beneficial Ownership of Directors, Executive Officers and Principal Shareholders,” “Compensation Discussion and Analysis,” “Compensation Tables,” and “Item 4 – Approval of the Old National Bancorp Amended and Restated Employee Stock Purchase Plan”; (ii) Old National’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on February 22, 2023 (which is available at https://www.sec.gov/Archives/edgar/data/707179/000070717923000008/onb-20221231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”; and (iii) to the extent holdings of Old National’s securities by its directors or executive officers have changed since the amounts set forth in Old National’s proxy statement for its 2023 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-

cat2&ciks=0000707179 &entityName=OLD%2520NATIONAL%2520BANCORP%2520%252FIN%252F%2520(ONB%252C%

2520ONBPP%252C%2520ONBPO)%2520(CIK%25200000707179)). Additional information regarding the interests of such participants may be included in other relevant documents regarding the Merger filed with the SEC when they become available.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the Merger. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of CapStar to obtain the necessary approval by its shareholders, (3) the ability of CapStar and Old National to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of CapStar), “Forward-Looking Statements” (in the case of Old National) and “Risk Factors” in CapStar’s and Old National’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by CapStar or Old National with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2024	CapStar Financial Holdings, Inc.

	By:	/s/ Michael J. Fowler
		Name:	Michael J. Fowler
		Title:	Chief Financial Officer